Filed Pursuant to Rule 433

Registration No.  333-037034

$500,000,000

4.950% Notes Due 2011

International Business Machines Corporation

March 19, 2007

Pricing Term Sheet

Issuer	International Business Machines Corporation
Ratings	A1/A+/AA- (Moody’s/S&P/Fitch)
Format	SEC Registered
Size	$500,000,000
Trade Date	March 19, 2007
Settlement Date	March 22, 2007
Maturity	March 22, 2011
Interest Payment Dates	March 22 and September 22
First Payment Date	September 22, 2007
Pricing Benchmark	4.750% due March 31, 2011
Spread to Benchmark	+ 48 bps
Yield to Maturity	4.981%
Coupon	4.950%
Price to Public	99.889%
Underwriting Discount	0.20%
Price to Issuer	99.689%
Net Proceeds	$498,445,000
Day Count	30/360
Minimum Denomination	$100,000 and increments of $1,000
Ranking	Senior
Bookrunners	Barclays Capital Inc., Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated
Billing and Delivering	Barclays Capital Inc.
Co-Managers	ABN AMRO Incorporated, Banc of America Securities LLC, Cabrera Capital Markets, Inc., HSBC Securities (USA) Inc.
CUSIP	459200DU2
ISIN	US459200DU23

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-227-2275 ext. 2663,  Lehman Brothers Inc. toll free at 1-888-603-5847 or Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by International Business Machines Corporation on March 19, 2007 relating to its Prospectus dated June 20, 2000.